July 8, 2005

Via Facsimile and U.S. Mail

Julian Jensen
311 South State Street Ste. 380
Salt Lake City, Utah 84111

RE:	Croff Enterprises, Inc.
	Schedule 14D-9 filed July 6, 2005
	SEC File No. 5-32384

Dear Mr. Jensen:

      We have the following comments on the above-referenced filing:

Schedule 14D-9

1. Please confirm, if true, that you have disclosed all information required by Item 1005(d) of Regulation M-A and Item 3 of Schedule
14D-9.

2. Tell us what information was disseminated to security holders.
For example, did you disseminate the entire Schedule along with the one page letter to security holders, or did you disseminate the letter only?

3. Revise the filing to clarify whether this recommendation has been made by the board of directors on behalf of the company, the filing person. See Item 1012(a) of Regulation M-A. Currently you state that the non-management directors formed a committee to make this recommendation, but it is unclear if they speak for the entire board, if the board adopted their conclusion and recommendation, etc.

4. The document states that the committee has determined that this offer is a "good alternative, from a financial perspective" but the committee is not making a recommendation. Please revise to provide additional information regarding why no recommendation is being made.
See Item 1010(c) of Regulation M-A. The factors cited are not sufficiently detailed.

5. As the committee has made the statement that the offer is "a good alternative, from a financial perspective," please revise the document to provide the basis for this statement. It appears that the company should disclose the "valuation of the Croff Preferred B oil and gas assets and cash attributable thereto" that the board committee and each member considered in making its recommendation.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

								Sincerely,


								Abby Adams
								Special Counsel
								Office of Mergers &
Acquisitions
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Julian Jensen
July 8, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE